                                       SECURITIES AND EXCHANGE COMMISSION
                                           Washington, D.C. 20549

                                                 FORM 11-K

                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

 [ X ]   Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended December 31, 2004.

                                            OR

 [ ]     Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from_____________to_________________________

          Commission File Number 0-16163

          A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Acxiom Corporation
                           Retirement Savings Plan

          B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Acxiom Corporation
                           1 Information Way
                           Little Rock, AR 72202

                                                          ACXIOM CORPORATION
                                                        RETIREMENT SAVINGS PLAN

                                            Financial Statements and Supplemental Schedule

                                                      December 31, 2004 and 2003

                                (With Report of Independent Registered Public Accounting Firm Thereon)

                                                          ACXIOM CORPORATION
                                                        RETIREMENT SAVINGS PLAN

                                                           Table of Contents

                                                                                                                         Page

Report of Independent Registered Public Accounting Firm                                                                    1

Statements of Net Assets Available for Benefits - December 31, 2004 and 2003                                               2

Statement of Changes in Net Assets Available for Benefits - Year ended December 31, 2004                                   3

Notes to Financial Statements                                                                                              4

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2004                                         9

All other  schedules  required by the  Department of Labor's Rules and  Regulations  for  Reporting and  Disclosure  under the
Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                                        Report of Independent Registered Public Accounting Firm

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying  statements of net assets  available for benefits of the Acxiom  Corporation  Retirement  Savings
Plan (the Plan) as of  December 31,  2004 and 2003, and the related  statement of changes in net assets  available for benefits for the year ended December 31,  2004. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance  with the standards of the Public  Company  Accounting  Oversight  Board  (United States).
Those standards  require that we plan and perform the audit to obtain  reasonable  assurance about whether the financial  statements are free of material  misstatement.  An audit  includes  examining,  on a test basis,  evidence  supporting  the amounts and disclosures in the financial  statements.  An audit also includes assessing the accounting  principles used and significant estimates made by management, as well as evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly,  in all material  respects,  the net assets available for benefits of the Acxiom Corporation  Retirement  Savings Plan as of December 31,  2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial  statements  taken as a whole.  The supplemental schedule of assets  (held at end of year) is  presented  for purposes of  additional  analysis and is not a required part of the basic financial  statements,  but is supplementary  information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee  Retirement Income Security Act of 1974. This supplemental  schedule is the  responsibility of the Plan's management.  The  supplemental  schedule has been  subjected to the auditing  procedures  applied in the audits of the basic  financial statements  and, in our opinion,  is fairly stated in all material  respects in relation to the basic financial  statements  taken as a whole.

                                                               /s/ KPMG LLP

Dallas, Texas
April 29, 2005

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN
                                      Statements of Net Assets Available for Benefits
                                                December 31, 2004 and 2003
                                                                                          2004                  2003
                                                                                   -------------------   -------------------
Assets:
     Investments, at fair value (note 3):
        Acxiom Corporation common stock                                         $       85,390,879            67,060,591
        Other common stock                                                                 866,875               191,080
        Mutual funds                                                                   137,945,888           115,638,864
        Common collective trust fund                                                    20,960,329            15,186,509
        Participant notes receivable                                                     4,689,578             4,134,215
                                                                                   -------------------   -------------------
                 Total investments                                                     249,853,549           202,211,259
     Cash                                                                                      ___                84,208

                                                                                    ------------------   -------------------
                 Net assets available for benefits (note 8)                     $      249,853,549            202,295,467
                                                                                   ===================   ===================
See accompanying notes to financial statements.

                                                                2

                                                    ACXIOM CORPORATION
                                                  RETIREMENT SAVINGS PLAN
                                 Statement of Changes in Net Assets Available for Benefits
                                               Year ended December 31, 2004

Additions to net assets attributed to:
     Investment income:
        Dividends                                                                                      $       4,322,860
        Interest                                                                                                 304,435
        Net assets transferred from other plans (note 1)                                                       1,434,553
        Net appreciation in fair value of investments (note 3)                                                41,025,259
                                                                                                          ------------------
                                                                                                              47,087,107
                                                                                                          ------------------
     Contributions:
        Participants                                                                                          15,924,094
        Employer, net of $1,350,096 of forfeitures                                                             3,887,431
                                                                                                          ------------------
                                                                                                              19,811,525
                                                                                                          ------------------
                 Total additions                                                                              66,898,632
                                                                                                          ------------------
Deductions from net assets attributed to:
     Plan expenses                                                                                                19,571
     Distribution of benefits                                                                                 19,320,979
                                                                                                          ------------------

                 Total deductions                                                                             19,340,550
                                                                                                          ------------------
                 Net increase in net assets available for benefits                                            47,558,082
Net assets available for benefits, beginning of year                                                         202,295,467
                                                                                                          ------------------
Net assets available for benefits, end of year                                                         $     249,853,549
                                                                                                          ==================
See accompanying notes to financial statements.

                                                                3

                                                          ACXIOM CORPORATION
                                                        RETIREMENT SAVINGS PLAN

                                                     Notes to Financial Statements

                                                      December 31, 2004 and 2003

(1)      Plan Description

       The following  description of the Acxiom  Corporation  Retirement  Savings Plan  (the Plan)  provides only general information. Participants should refer to the Plan agreement (the Agreement) for a more complete description of the Plan's provisions.

        (a)      General

              The Plan is a defined  contribution  Plan covering  substantially  all employees of Acxiom  Corporation  and its domestic subsidiaries  (Acxiom,  the Company or the Employer).  The Plan is subject to the  provisions of the Employee
              Retirement Income Security Act of 1974 (ERISA), as amended.

        (b)      Contributions

              The Plan  includes a 401(k)  provision  whereby each  non-highly  compensated  participant  may defer up to 30% of annual compensation not to exceed limits  determined  under  Section 415(c)  of the Internal  Revenue Code (IRC).
              Deferrals for highly compensated  participants are limited to meet nondiscrimination  requirements of the IRC and are currently limited to 6% of annual compensation.

              The Plan has historically  provided a matching  contribution of 50% of deferrals for deferrals up to 6% (maximum matching contribution of 3%). During 2003 the Plan was amended to allow the Company to provide  discretionary instead of mandatory matching  contributions.  From  August 1,  2003 until  October 31,  2003, the  discretionary  matching contribution  was suspended. On November 1,  2003, the discretionary matching contribution was reinstated at the level of 25% for deferrals up to 6% (maximum matching  contribution of 1.5%). During the 2004 plan year, March 1,  2004, the discretionary match was increased back to its prior level of 50% of 6%, for a maximum 3.0%.

              Participant  contributions  to the Plan are invested as directed by participants  into various  investment  options.
              The Company's  matching  contributions  are made with Acxiom  common  stock and are  recorded  based on the fair value of the common stock at the date contributed.  During the years ended December 31,  2004 and 2003 the Company contributed 228,488 and 142,481 shares,  respectively,  of Acxiom common stock.  Immediately upon deposit into the
              Plan, the match shares are 100% diversifiable, at the election of the Participant, among the other investment options with the Plan.

              Certain fees for  attorneys,  accountants,  and Plan  administration  have been paid by the Company during the year ended December 31,  2004. The Company may continue to pay these fees in the future, if it so chooses;  otherwise, fees will be paid out of the trust of the Plan.

        (c)      Participant Accounts

              Each participant's  account is credited with the participant's  contribution,  the Company's matching  contribution, and discretionary contributions, if any, and is adjusted for investment income/losses.  Allocations of income/losses are made according to formulas  specified in the Agreement based on participant  compensation or account balances.
              The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                                                4

        (d)      Participant Notes Receivable

              Participants  may borrow from their fund  accounts a minimum of $1,000 up to a maximum  equal to the lesser of $50,000 or 50% of their vested account balance.  Loans are repayable through payroll  deductions ranging up to five years unless the loan is for the  purchase  of a primary  residence,  in which case the loan can be repaid  over ten years.
              The loans are secured by the  balance in the  participant's  account  and bear  interest at the prime rate in effect at the date of the loan plus 2%. The interest rates on outstanding participant loans at December 31, 2004 and 2003 range from 6.0% to 11.5%.

        (e)      Vesting

              Participants are immediately  vested in their voluntary  contributions and the earnings thereon.  Participants are vested in the remainder of their accounts based on years of service,  whereby partial vesting occurs in 20% increments beginning after two years of service until participants  become fully vested after six years of service.  If applicable,  nonvested portions of Company  contributions  are  forfeited as of an  employee's  termination  date and are used to reduce  future Company matching contributions or to pay Plan expenses.

              At December 31, 2004 and 2003, forfeited nonvested accounts totaled $854,378 and $431,925,  respectively.  These accounts will be used to reduce future Employer  contributions.  During 2004 $1,552,062 of  participants'  accounts were forfeited and Employer  contributions  were reduced by $1,350,096  from forfeited  nonvested  accounts.  During
              2004 the forfeiture account balance was also increased by $220,487 on the fair market value of the investments held in the account.

       (f)      Investment Options

              Upon  enrollment in the Plan, a participant may direct  employee  contributions  in any of 18 mutual funds and one common collective trust fund currently  offered by T. Rowe Price Investment  Services,  Inc.  (T. Rowe Price)  (see
              note 4).  In addition,  participants  have the option to open a self-directed  brokerage account with T. Rowe Price in order to invest in numerous  other  stocks,  bonds,  and mutual  funds.  Acxiom  common stock is also an  investment option for employee contributions.  For the years ended December 31,  2004 and 2003,  employee  contributions to the
              Acxiom common stock fund were $216,858 and $158,601, respectively.

              The Plan's  investment  in the T. Rowe  Price  Stable  Value Fund  (the Fund),  a common  trust fund,  holds substantial investments in guaranteed investment contracts,  bank investment contracts, and synthetic investment contracts. The value of the Fund  reflects the value of the  underlying  contracts,  which consist of changes in principal  value,  reinvested dividends and capital gains distributions,  and approximate fair market value. The stated interest rates of the contracts vary and the average yield for the year ended December 31, 2004 was 4.40%
              after expenses.

              The Plan's  investment  in the T. Rowe Price  Equity  Index Trust (the Trust),  a common  trust fund,  holds substantial investments  in common stocks of companies  that comprise the S&P Index.  The returns from the investments  vary and the average yield for the year ended December 31, 2004 was 10.94% after expenses.

                                                                5

        (g)      Withdrawals and Payment of Benefits

              Benefits paid upon  retirement,  death, or disability are made in the form of a lump-sum  payment of cash or common stock of the Company. If a participant receives benefits prior to retirement,  death, or disability, the benefits paid from the participant's Employer contribution account shall not exceed the participant's vested balance therein.

        (h)      Net Assets Transferred from Other Plans

              On March 31, 2004, the account balances of all current  participants in the Computer Graphics of Arizona  Retirement
              Plan and Trust (CG 401(k)  Plan) were  transferred  to the Plan.  The sum of the  participant  account  balances  in each Plan equaled the fair market value of the Plan (determined as of the date of the merger).  Immediately after the merger,  each participant  in the merged  Plan had an account  balance  equal to the sum of the  account  balances he or she had in the Plans immediately prior to the merger.  Separate  accounts for the affected  participants  shall be established under the Plan to receive  and  account  for the  merged CG 401(k)  account.  There  were no  reductions of  accrued  benefits  to participants as a result of the merger.

(2)      Summary of Significant Accounting Policies

        (a)      Basis of Accounting

              The financial statements of the Plan are prepared under the accrual method of accounting.

        (b)      Use of Estimates

              The preparation of financial statements in conformity with accounting  principles generally accepted in the United
              States of America  requires  management  to make  estimates  and  assumptions  that  affect the  reported  amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial  statements and the reported amounts of additions to and  deductions  from net assets during the reporting  period.  Actual results could differ from those estimates.

        (c)      Investment Valuation and Income Recognition

              The  Plan's  investments  are stated at fair  value,  based upon  quoted  market  prices,  except for  participant notes receivable,  which are  stated at unpaid  principal  balance,  which  approximates  fair  value.  Purchases  and sales of securities and related income are recorded on a trade date basis.

              The Plan provides for  investment in  investment  securities  that,  in general,  are exposed to various  risks,  such as interest rate,  credit,  and overall  market  volatility.  Due to the level of risk  associated  with certain investment securities, changes can materially affect the amounts reported in the statements of net assets available for benefits.

        (d)      Payment of Benefits

              Benefits are recorded when paid.

                                                                6

(3)      Investments

              The fair value of the individual investments held by the Plan is as follows:

                                                        2004                                 2003
                                         -----------------------------------  -----------------------------------
                                            Number of                            Number of
                                            shares or                            shares or
                                              units           Fair value           units           Fair value
                                         ----------------  -----------------  -----------------  ----------------
Acxiom common stock                         3,246,801      $  85,390,879 *        3,599,602      $   67,060,591 *
Other common stock                                               866,875                                191,080
Mutual funds:
**   T. Rowe Price Equity Income
        Fund                                  884,421         23,516,751    *       803,035          19,401,323 *
**   T. Rowe Price Balanced Fund              969,011         19,089,526    *       932,819          17,173,203 *
**   T. Rowe Price Growth Stock
        Fund                                  777,127         20,725,990    *       773,103          18,809,597 *
**   T. Rowe Price Small-Cap
        Value Fund                            453,771         16,190,559    *       388,226          11,409,965 *
**   T. Rowe Price Mid-Cap
        Growth Fund                           391,127         19,509,410    *       359,851          15,437,602 *
**   Other funds                                              38,913,652                             33,407,174
                                                           -----------------                     ----------------
                 Total mutual funds                          137,945,888                            115,638,864
                                                           -----------------                     ----------------
Common collective trust funds:
**   T. Rowe Price Stable Value
        Fund                               16,274,040         16,274,040    *    15,186,509          15,186,509 *
**   T. Rowe Price Equity
        Index Trust                           137,146          4,686,289               ____                ____
Participant notes receivable
     (6.0% - 11.5%)                                            4,689,578                              4,134,215
                                                           -----------------                     ----------------
                 Total investments                       $   249,853,549                         $  202,211,259
                                                           =================                     ================
* Represents 5% or more of total assets available for benefits.
** All T. Rowe Price Funds are a party in interest. Other Funds consist of various investments including T. Rowe Price Funds in the amount of $27,400,367 for 2004 and $32,962,682 for 2003.

       During 2004, the Plan's  investments  (including  investments  bought,  sold, and held during the year)  appreciated in value as follows:

Acxiom common stock                                   $       23,286,298
Other common stock                                                70,151
Mutual funds                                                  17,668,810
                                                         -------------------
                                                      $       41,025,259
                                                         ===================

                                                                7

                                                          ACXIOM CORPORATION
                                                        RETIREMENT SAVINGS PLAN

                                                     Notes to Financial Statements

                                                      December 31, 2004 and 2003

(4)      Plan Administration

       The Plan is administered  by the Company.  During 2004 and 2003  participant  records and assets have been maintained by T.
       Rowe Price Trust Company as recordkeeper and trustee (see note 6).

(5)      Tax Status

       The Internal  Revenue Service has determined and informed the Company by a letter dated July 21,  2003 that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Plan Administrator  and the Plan's tax counsel believe that the Plan is currently  designed and being operated in compliance with the applicable requirements of the IRC.

(6)      Parties in Interest

       All investment  transactions were executed with T. Rowe Price Trust Company,  the Plan's trustee and recordkeeper, which is a party in interest. During 2004 and 2003, total fees paid to T. Rowe Price were $19,569 and $19,519, respectively.

(7)      Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its  contributions at any time and to  terminate  the Plan  subject  to the  provisions  of ERISA.  Upon  complete  discontinuance  of contributions, termination,  or partial  termination of the Plan,  participants  will become 100% vested in their accounts, in which event the value of such accounts shall be distributed as provided in the Plan.

(8)      Reconciliation to Form 5500

       Participant  directed brokerage  accounts are reported in the aggregate on Form 5500 but are classified  according to investment type in the statements of net assets available for benefits. As of December 31,  2004 and 2003,  participant-
       directed  brokerage accounts included $0 and $444,492 of mutual fund investments and $0 and $191,080 of common stock investments, respectively.

                                                                8

                                                   ACXIOM CORPORATION
                                                RETIREMENT SAVINGS PLAN

                             Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                   December 31, 2004

   Identity of issuer, borrower,                                                                             Current
     lessor, or similar party                   Description                Shares            Cost             value
_________________________________________________________________________________________________________________________
 *  Acxiom Corporation                Common stock                      3,246,801    $   32,531,030        85,390,879

    Participant Directed Investments  Tradelink Investments               866,875           866,875           866,875

 *  T. Rowe Price                     Mutual funds:
                                         PIMCO Total Return Admin.         58,299           635,001           622,050
                                         American Growth Fund
                                           of America                     105,486         2,474,702         2,888,195
                                         Retirement Income Fund               447             5,415             5,483
                                         Retirement 2005 Fund              10,030           100,636           106,020
                                         Retirement 2010 Fund               7,091            94,263            99,562
                                         Retirement 2015 Fund              52,516           541,447           564,019
                                         Retirement 2020 Fund              32,879           456,121           489,570
                                         Retirement 2025 Fund              40,279           404,044           438,634
                                         Retirement 2030 Fund              49,601           713,416           768,823
                                         Retirement 2035 Fund              33,521           331,537           366,053
                                         Retirement 2040 Fund              34,884           499,600           543,145
                                         American Funds Europacific
                                           Growth                         178,395         5,548,532          6,356,225
                                         J P Morgan Mid-Cap Value, A       74,686         1,543,242          1,646,815
                                         Growth Stock Fund                777,127        20,513,119         20,725,990
                                         New Horizons Fund                331,688         7,887,425          9,698,552
                                         Small-Cap Value Fund             453,771        11,103,378         16,190,559
                                         Mid-Cap Growth Fund              391,127        15,303,834         19,509,410
                                         Balanced Fund                    969,011        16,837,578         19,089,526
                                         Equity Income Fund               884,421        20,862,177         23,516,751
                                         Spectrum Income Fund             624,536         6,999,373          7,550,636
                                         Spectrum Growth Fund             401,296         5,988,360          6,769,870
                                                                                                        ______________
                                              Total mutual funds                                          137,945,888

 *  T. Rowe Price                        Common collective trust fund  16,411,186        20,537,176        20,960,329

 *  Participant notes receivable, loans to participants, interest rates range from 6.0% - 11.5%             4,689,578
                                                                                                        ______________
                                              Total investments                                        $  249,853,549
                                                                                                        ===============
 *  Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

                                                                9

                                                              Signatures

Pursuant to the  requirements  of the  Securities  Exchange Act of 1934,  Acxiom  Corporation  has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                    Acxiom Corporation
                                                                    As Sponsor and Administrator of the
                                                                    Acxiom Corporation Retirement Savings Plan

Date:   June 29, 2005                                               By:     /s/ Rodger S. Kline
                                                                            ______________________________
                                                                            Rodger S. Kline
                                                                            Chief Finance and Administration Leader

                                                                10

                                                             Exhibit Index

Exhibit 23.1      Consent of KPMG LLP